UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20241-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras and Sinosure sign memorandum of understanding —

Rio de Janeiro, June 5, 2024 – Petróleo Brasileiro S.A. - Petrobras informs that it signed today a Memorandum of Understanding (MoU) with the Chinese Export Credit Agency, Sinosure. The agreement aims to evaluate investment and cooperation opportunities in low-carbon and green finance initiatives; to strengthen Petrobras' supply chain; and to increase and facilitate trade and financial exchanges between Petrobras and Chinese companies.

About Sinosure

The China Export & Credit Insurance Corporation (Sinosure) is a Chinese export credit agency that works to promote China's development and foreign economic and trade cooperation.

Relevant facts on the subject will be disclosed to the market in due course.

www.petrobras.com.br/ri

Para mais informações:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Relações com Investidores

E-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valladares 28 – 9º andar – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

Este documento pode conter previsões segundo o significado da Seção 27A da Lei de Valores Mobiliários de 1933, conforme alterada (Lei de Valores Mobiliários) e Seção 21E da lei de Negociação de Valores Mobiliários de 1934 conforme alterada (Lei de Negociação) que refletem apenas expectativas dos administradores da Companhia. Os termos: “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas, previstos ou não, pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e, o leitor não deve se basear exclusivamente nas informações aqui contidas.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 5, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Carlos Alberto Rechelo Neto

______________________________

Carlos Alberto Rechelo Neto

Chief Financial Officer and Investor Relations Officer